Report Regarding Exceptional Private Offer and Undertaking of
Indemnity and Release from Liability of Directors and Office-
Bearers

An immediate report is hereby submitted pursuant to the provisions of clause 4 of the Securities Regulations (Private Offer of Securities in a Registered Company), 2000, (the “Private Offer Regulations”), and pursuant to the provisions of the Securities Regulations (Transaction between a Company and a Holder of Control), 2001 (the “Control Holder Regulations”), regarding an exceptional private offer of securities to control holders of the Company, and regarding the convening of a general meeting of shareholders of the Company on the agenda of which shall be approval of the exceptional private offer.
In addition, an immediate report is hereby submitted in accordance with the Control Holders Regulations regarding delivery of indemnification and release agreements, and regarding convening of a general meeting of shareholders of the Company on the agenda of which shall be the delivery of indemnification and release agreements.

A.	Exceptional Private Offer of Securities to Holders of Control in the Company

Introduction

On 11 November 2002, the board of directors of the Company, after receiving the consent of the Audit Committee, resolved to approve an stock option plan for directors and employees of the Company and its subsidiaries authorizes the grant of options to purchase up to 1,270,000 ordinary shares registered of NIS 0.50 par value each in the Company, subject to adjustments as set out below (the “Option Warrants”) and regarding the convening of a general meeting on the agenda of which would be, inter alia, the approval of the said private offer. The directors of the Company are to be allotted 570,000 Option Warrants in the exceptional private offer (the “Directors’ Plan”; the “Exceptional Private Offer”) and employees of the Company and its subsidiaries in Israel are to be allotted up to 480,000 Option Warrants under the provisions of the offer of securities to employees (the “Employees’ Plan”) and employees of the US subsidiary who are not Israeli residents shall be allotted 220,000(*) Option Warrants under an Employees’ Plan in accordance with the laws of the United States of America. The aggregate amount of options allotted to all employees of the group is 700,000.

(*)

The main terms (i.e. Exercise Price, Exercise periods etc.) of the 220,000 options allotted to the Company’s US employees who are not Israeli residents (the “US option Plan”) will be identical to the main terms of the options allotted to Israeli employees and to the options allotted to directors according to this report. To the best knowledge of the Company, the employees offerees under the US Option Plan are not an interested party in the Company and will not become interested party as a result of the allotment of said options. The options under the US Option Plan will be subject to the Securities Regulations (details for paragraphs 15A through 15C of the Law), 2000.

In the shareholders general meeting to be convened on December 17, 2002, the Private Offer according to this report and the Option plan for employees will be submitted for the approval as one resolution and it shall not be possible to approve one plan without approving the others. A profile, including the details of the Option plan for employees will be filled after the Company receives the Stock Exchange approval for registration the Exercise Shares for trading.

1.	Details of the Exceptional Private Offer

570,000 Option Warrants will be allotted under the Plan to directors of the Company (9 in number), such warrants to be offered subject to fulfillment of the conditions set out in this notice hereinbelow.

2.	The Offerees

The Company shall allot to a trustee (the “Trustee”) 570,000 Option Warrants of the Company for all of the directors acting in the Company on the date of the resolution of the board of directors regarding the Private Offer. The offerees are Messrs. Rafael Aravot, Ahinoam Kra-Oz, Haim Schliefer, Gideon Missulawin, Menachem Zenziper, Arie Kraus, Alex Tal, Tammy Gotlieb and Amiram Dagan (the “Offerees”).
The Option Warrants shall be allotted to the Trustee for the Offerees in accordance with the following distribution:

	Name of Offeree	Amount

(a)	Rafael Aravot	90,000
(b)	Ahinoam Kra-Oz	90,000
(c)	Haim Schliefer	90,000
(d)	Gideon Missulawin	50,000
(e)	Menachem Zenziper	50,000
(f)	Arie Kraus	50,000
(g)	Alex Tal	50,000
(h)	Tammy Gotlieb (outside director)	50,000
(i)	Amiram Dagan (outside director)	50,000

	Total	570,000

Three of the Offerees are full-time employees of the Company (Messrs. Rafael Aravot – Chief Business Officer; Ahinoam Kra-Oz – Co-CEO; Haim Schliefer – Co-CEO), two of them are part-time employees of the Company (Menachem Zenziper and Gideon Missulawin) and two of them are outside directors of the Company (Tammy Gotlieb and Amiram Dagan).

3.	Interested Party

Messrs. Rafael Aravot, Ahinoam Kra-Oz, Haim Schliefer, Gideon Missulawin, Menachem Zenziper and Arie Kraus are “interested parties” in the Company as that term is defined in section 270(5) of the Companies Law, 1999 (the “Companies Law”), due to their being substantial shareholders whose holdings in the Company’s securities will increase following the Private Offer.

In terms of approval of this Private Offer, those Offerees who are interested parties in the Company constitute “control holders” of the Company, as that term is defined in section 268 of the Companies Law.

4.	The Securities Offered

4.1

The Company shall allot 570,000 Option Warrants to the Trustee for the director Offerees.  Each Option Warrant shall authorize the grant to purchase one ordinary share at NIS 0.50 par value of the Company in consideration for payment in cash of the Exercise Price on the Exercise Date (as the terms “Exercise Price” and “Exercise Date” are defined in paragraph 10 below).

4.2

The shares that will derive from exercise of the Option Warrants (the “Exercise Shares”) shall be equal in rights to the existing ordinary shares of the Company and shall entitle their holders to the full cash dividend and any other distribution, including distribution of bonus shares, if the date of determination of the rights for such being on or after the date of allotment thereof.

4.3

The Option Warrants shall not be registered for trading on the Tel-Aviv Stock Exchange or on Nasdaq. The Exercise Shares shall be registered for trading on Nasdaq, subject to the submission of a listing notice (Form s-8) to the Securities and Exchange Commission, and on the Tel-Aviv Stock Exchange, subject to the approval of the Tel-Aviv Stock Exchange for registration of the Exercise Shares for trading.

Under the presumption that the 570,000 Option Warrants offered to the Offerees under this Offer are exercised in full, the Exercise Shares shall comprise 4.83% of the voting rights and of the issued and paid-up capital of the Company as of the date following the allotment of the Option Warrants and 4.53% of the voting rights and of the issued and paid-up capital of the Company after full dilution.

For the purposes of this report, “full dilution” shall mean: under the presumption that the 75,400 Option Warrants allotted to the Trustee under the option plan of 1997 for employees of the Company and its subsidiaries, and have not yet been exercised as at the date of this report will be exercised(1);  under the presumption that all of the 12,500 Option Warrants allotted to an interested party in 2001 are exercised;  and under the presumption that all 700,000 of the Option Warrants under the Employees’ Option Plans are allotted and exercised(2).

	(1)	These Option Warrants may be exercised up until 31 December 2006.
(2)

The Option Plan for employees of the Company and its Israeli subsidiaries shall be subject to the approval of the general meeting of shareholders of the Company which is to convene on 17 December 2002 and to the approval of the Stock Exchange of the registration for trading of the shares that are to derive from exercise of the Option Warrants.

4.4

In the event that the right of any of the Offerees to exercise the Option Warrants allotted for him as set out above expires, the Company shall be entitled to instruct the Trustee to transfer such Option Warrants or part thereof to another director of the Company, upon such conditions as may be determined by the board of directors of the Company, subject to the conditions of the Directors’ Plan and the provisions of the law.

4.5

Subject to the provisions of clause 4.4 above, the Option Warrants granted for the Offerees are non-transferable, non-assignable and may not be waived by the Offerees in favor of others, other than transfer to heirs in the event of death or to a guardian in the event of loss of legal capacity.

5.	Terms of Exercise and Dates of Exercise of the Option Warrants

5.1

Subject to the provisions of clauses 5.3-5.5 below, each of the Offerees shall be entitled to exercise the Option Warrant allotted for him in five installments in accordance with the following dates, without derogating from the blockage provisions applying to the Option Warrants as set out in clause 16 below:

- 20% of the Option Warrants will be exercisable - as of 1 January 2004 and up to the end of the Exercise period.
- 20% of the Option Warrants will be exercisable - as of 1 January 2005 and up to the end of the Exercise period.
- 20% of the Option Warrants will be exercisable - as of 1 January 2006 and up to the end of the Exercise period.
- 20% of the Option Warrants will be exercisable - as of 1 January 2007 and up to the end of the Exercise period.
- 20% of the Option Warrants will be exercisable - as of 1 January 2008 and up to the end of the Exercise period.

5.2

Following crystallization of the entitlement to exercise the Option Warrants on the dates set out in clause 5.1 above, each Offeree shall be entitled to exercise the Option Warrant allotted for him subject to the conditions set out in clauses 5.3-5.5 below, up to 31 December 2012 (the “End of the Exercise Period”). Option Warrants not exercised prior to the End of the Exercise Period shall expire and shall not afford any rights whatsoever to their owners.

5.3

The Option Warrants may be exercised for so long as the Offeree acts as director of the Company or its subsidiary and/or for so long as employment relations subsist between the Offeree and the Company and/or its subsidiary, and for a period of twelve months from the date of termination of the Offeree’s term of office as a director of the Company or of its subsidiary and/or from the date of termination of employment relations between the Offeree and the Company and/or its subsidiary, whichever is the later.

In the event of termination of office of an Offeree as a director of the Company or of its subsidiary and/or in the event of termination of employment relations between the Offeree and the Company and/or its subsidiary for any reason whatsoever other than death, dismissal or resignation under circumstances set out in clause 5.5 below, the entitlement of the Offeree to exercise the Option Warrants allotted for him shall expire at the end of one year following the date of termination of office as director of the Company or of its subsidiary or one year following the date of termination of employment relations between the Offeree and the Company or its subsidiary, whichever is the later, but no more than the End of the Exercise Period (the “Date of Expiry of the Right to Exercise”). On the Date of Expiry of the Right to Exercise, the Offeree shall not be entitled to exercise the Option Warrants allotted for him, the date of exercise of which has not yet arrived nor shall he even be entitled to exercise such Option Warrants allotted for him the date of exercise of which has arrived, but which have not yet, at such date, been exercised.

5.4

The transfer of employment of an Offeree from the Company to a subsidiary and/or the transfer of office of a director of the Company to that of director of a subsidiary shall not be deemed to be termination of employment and/or office for the purposes of clause 5.3 above, and the Offeree’s rights to exercise the Option Warrants allotted for him shall not be harmed due to such transfer.

5.5

Notwithstanding the aforesaid, if any of the Offerees ceases to be an employee and/or ceases to act as a director of the Company or of a subsidiary of the Company due to death, dismissal or resignation due to bad health, such Offeree or his legal heirs shall have the right to exercise the Option Warrants that such Offeree would have been able to exercise on the date of cessation of being an employee or director as aforesaid, for a period of eighteen months from the date of termination of employment relations between the Offeree and the Company or its subsidiary or of the date of termination of office of director of the Company or its subsidiary, whichever is the later (but not later than the end of the exercise term).

For the purpose of this clause only, “subsidiary” – a company in which the Company holds 25% or more of the par value of its issued share capital, or of the voting rights in it, or is entitled to appoint 25% or more of its directors.

6.	Provisions to Protect Holders of Option Warrants

Upon the occurrence of any of the events set out below as of the date of allotment of the Option Warrants and until the End of the Exercise Period, the holders of Option Warrants not yet exercised before the occurrence of one of the following such events shall be entitled to the following benefits:

	6.1	Allotment of bonus shares

In the event of distribution of bonus shares where the date of determination of entitlement to receive such (in this paragraph: the “Date of Determination”) falls prior to the End of the Exercise Period, the Company shall transfer the sum equivalent to the sum of the par value of the bonus shares which would have been owing to the Offerees holding Option Warrants not yet exercised by such date had they exercised their Option Warrants for shares prior to the Date of Determination, including – in the event of a second or further distribution of bonus shares in respect of which the Company acts in accordance with the provisions of this paragraph – entitlement stemming from any prior distribution of bonus shares as aforesaid, into a special fund that shall be set up for the purpose of distribution of the bonus shares in the future, close to the date of allotment of the bonus shares.

The Company shall allot shares of the same class allotted as bonus shares to the ordinary shareholders of shares of the same class as the exercise shares to Offerees who hold Option Warrants and who exercise their right to exercise such warrants for shares after the Date of Determination, in addition to the exercise shares to which they are entitled as a result of exercising such right of exercise, as fully paid bonus shares at a ratio of one bonus share for every exercise share, which shall be equal to the ratio of one bonus share for every share that would have existed in the issued and paid-up capital of the Company on the date of distribution of the bonus shares, by appropriate capitalization from out of the special fund.

In such a case, the number of exercise shares to which a holder of Option Warrants is entitled shall not increase nor shall the payment for one exercise share decrease.

Option Warrants not exercised before the End of the Exercise Period shall not afford the holders of them sums or shares from out of the special fund and shall not afford them any other right.

6.2	Offer by way of Rights

In the event of issue of rights to shareholders in the Company, where the date of determination of entitlement to receive such falls during the period between the date of allotment of Option Warrants for the Offerees and the End of the Exercise Period, the number of exercise shares shall be adjusted to the bonus component of the rights. The bonus component of the rights shall be calculated for this purpose in accordance with the ratio between the price of the share on the Stock Exchange on the date of determination of the right to take part in the rights issue and the base price for trading of the shares on the Stock Exchange “ex rights”, on the first date on which the shares are to be traded without rights. Calculation of the bonus component shall be audited by the Company’s accountant.

6.3	Additional Provisions to Protect Holders of Option Warrants

Subsequent to the date of allotment of the Option Warrants to Offerees and so long as the Option Warrants remain unexercised, but in any event no later than the End of the Exercise Period, the following provisions shall apply:

6.3.1

The Company shall retain a sufficient number of ordinary shares of NIS 0.5 par value each in its registered capital, in order to ensure performance of the right to exercise the additional rights of those holding the Option Warrants and if necessary shall cause its registered capital to increase.

6.3.2

If the Company merges its ordinary shares of NIS 0.5 par value in its issued capital to shares of a greater par value, or divides them by sub-division into shares of a smaller par value, the number of exercise shares allotted following exercise of the Option Warrants shall be decreased or increased, as the case may be, after the effecting of such act.

6.3.3

In the event of the passing of a resolution of voluntary winding up of the Company, the Company shall give notice in writing to all of the holders of the Option Warrants regarding the passing of such resolution, and regarding the right of exercise referred to below. In such a case, every person holding Option Warrants may, within 30 days of the date of the notice, give notice in writing to the Company of his desire to be considered to have exercised his exercise right immediately before the passing of such resolution. In such a case, the holder of such Option Warrants as aforesaid shall be entitled to payment equivalent to the sum that would be owing to him on winding up were he was the holder of shares following exercise of the Option Warrants owned by him immediately prior to the passing of the resolution to wind up, less the Exercise Price.

Where the sum to which a holder of Option Warrants is entitled following exercise of the Option Warrants held by him immediately prior to the passing of the resolution of winding up, and after deduction of the Exercise Price from the money received from his portion of the winding up, is positive, he shall be deemed to have exercised his right to exercise as aforesaid.

7.	Price of Shares of the Company on the Stock Exchange and on Nasdaq

The prices of the share on the Tel-Aviv Stock Exchange and on Nasdaq on the date of the resolution of the board of directors, on November 11, 2002, was NIS 4.22 and $0.99 accordingly.

The prices of the share on the Tel-Aviv Stock Exchange and on Nasdaq just before publication of the immediate disclosure, on December 11, 2002, was NIS 4.31 and $0.85 accordingly.

8.	The Economic Value of the Option Warrants

The economic value of each of the Option Warrants on offer is $0.83.

The economic value is calculated using the “Black and Scholes” formula, taking into account the average closing rate of the shares of the Company on Nasdaq for the last 30 trading days prior to the filing of this report on December 12, 2002, i.e. $0.91.

In calculating the economic value of the Option Warrants, the following presumptions were taken into account:
Standard deviation - 110%; Exercise Price - $0.91; average share price on Nasdaq for the last 30 trading days - $0.91; option term – 108 months; rate of interest - 2%.

9.	The Issued Share Capital of the Company, Holdings of the Offerees and Persons with an Interest in the Company

9.1

The issued share capital of the Company prior to the allotment to the Offerees and prior to the allotment of the Option Warrants under the Employees’ Plans is made up of NIS 5,612,076 divided into 11,224,152 ordinary shares of NIS 0.5 par value each.

9.2

The issued share capital of the Company after the allotment of 570,000 Option Warrants to the Offerees (and presuming that they are exercised in full) and after the allotment of 700,000 Option Warrants under the Employees’ Plans (and presuming that they are exercised in full) shall be made up of NIS 6,247,076 divided into 12,494,152 ordinary shares of NIS 0.5 par value each.

9.3

The issued share capital of the Company in full dilution (as such term is defined in paragraph 4.3 above) shall be made up of NIS 6,291,026 divided into 12,582,052 ordinary shares of NIS 0.5 par value each.

9.4

The amounts and rates of holdings of the Offerees, of persons with an interest in the Company and the total holdings of the rest of the shareholders in the issued and paid-up capital of the Company and in the voting rights in the Company shall be as follows:

Name of person with interest	Amount of holdings before the allotment	Rate of holdings before the allotment	Amount of holdings after the allotment given the presumption set out in para 9.2	Rate of holdings after the allotment given the presumption set out in para. 9.2.	Amount of holdings (fully diluted)	Rate of holdings (fully diluted)

Rafael Aravot	878,042	7.82%	968,042	7.74%	968,042	7.69%

Ahinoam Kra-Oz (a)	706,478	6.29%	796,478	6.37%	796,478	6.33%

Haim Schliefer	701,412	6.24%	791,412	6.33%	791,412	6.29%

Gideon Missulawin	745,287	6.64%	795,287	6.36%	795,287	6.32%

Menachem Zenziper (b)	1,232,960	10.98%	1,282,960	10.26%	1,282,960	10.19%

Arie Kraus (a)	762,177	6.79%	812,177	6.50%	812,177	6.45%
Alex Tal	-	-	50,000	0.40%	50,000	0.39%

Tammy Gotlieb	-	-	50,000	0.40%	50,000	0.39%

Amiram Dagan	-	-	50,000	0.40%	50,000	0.39%

David Israel Rosen (c)	812,500	7.23%	812,500	6.50%	825,000	6.55%

The Company	494,321	4.40%	494,321	3.95%	494,321	3.86%

Rest of the shareholders	4,890,975	43.57%	5,590,515	44.74%	5,666,375	45.03%

Total	11,224,152	100%	12,494,152	100%	12,582,052	100%

(a)	Messrs Kraus and Kra-Oz are brothers.
(b)	Holds jointly with family members.
(c)	To the best of the Company’s knowledge, under 13D Report filed by Mr. Israel Rosen and his wife with the American SEC, dated 26 August 2002.

10.	Consideration

The Option Warrants shall be allotted to the Trustee for the Offerees for no consideration.

The Exercise Price of the Option Warrants offered shall be the NIS equivalent to $0.91. The Exercise Price was calculated as the average close rate of the Company’s shares on Nasdaq on the last 30 trading days prior the filling of this report (the “Exercise Price”).

The Exercise Price shall be paid to the Company on the date on which the Offeree gives notice to the Company in writing of his desire to exercise the Option Warrants allotted to him and the Company approves his entitlement to exercise the Option Warrants in accordance with the conditions of the Directors’ Plan (the “Exercise Date”).

11.	Method of Determination of Consideration

The Exercise Price has been set by the board of directors and equals, as aforesaid, the average close rate of the Company’s shares on Nasdaq on the last 30 trading days prior the filling of this report. The Exercise Price in the Exceptional Private Offer to the directors is identical to the Exercise Price for the Option Warrants to be allotted to employees of the Company and its subsidiaries under the Employees’ Plans.

12.	Personal Interest of Substantial Shareholder or Officer

Messrs. Rafael Aravot, Ahinoam Kra-Oz, Haim Schliefer, Gideon Missulawin, Menachem Zenziper and Arie Kraus have a personal interest in the approval of the Exceptional Private Offer due to their being officers and substantial shareholders of the Company, and also holders of control as that term is defined in section 268 of the Companies Law.

Messrs. Alex Tal, Tammy Gotlieb and Amiram Dagan have a personal interest in the approval of the Exceptional Private Offer due to their being officers of the Company.

13.	Investment Scheme

The consideration to be received following exercise of the Option Warrants, if exercised, shall be used by the Company to finance the operations of the Company and its subsidiaries, in accordance with the resolutions of the board of directors from time to time.

14.	Consents Required for the purpose of Implementing the Allotment under this Offer

	14.1	The allotment requires the consent of the general meeting of shareholders of the Company, in accordance with the provisions of sections 270(4) and -275 of the Companies Law.

	14.2	The allotment requires the consent of the Stock Exchange for listing of the exercise shares for trading.
Concurrent with the filing of this report, the Company has applied to the Stock Exchange to receive consent to register the exercise shares for trading on it.

15.	Agreements between the Offerees and Shareholders

To the best of the Company’s knowledge, and after checking with the Offerees, Messrs. Rafael Aravot, Ahinoam Kra-Oz, Haim Schliefer, Menachem Zenziper, Arie Kraus, Alex Tal, Tammy Gotlieb and Amiram Dagan do not have agreements, written or oral, with another shareholder of the Company or with each other, or with others regarding the purchase or sale of securities of the Company or relating to voting rights therein.

Mr. Gideon Missulawin has a power of attorney to vote at general meetings of the Company by virtue of the shares of another shareholder of the Company who, at the date of this report, holds 72,210 shares in the Company.

16.	Limitations Regarding Dealings in the Securities Offered

	16.1	An obstruction for a period of 24 months shall apply to the Option Warrants and the Exercise Shares allotted for Offerees upon whom the provisions of section 102 of the Income Tax Ordinance may apply.

	16.2	Obstruction arrangements under the provisions of section 15C of the Securities Law, 1968 and the regulations made thereunder shall apply to the Exercise Shares allotted to Offerees.

16.2.1	For a period of one year from the date of allotment of the Option Warrants (the “Period”), the Exercise Shares shall not be offered during trading on the Stock Exchange.

16.2.2

During eight consecutive quarters following the end of the Period (the “Additional Period”), the Exercise Shares may only be offered during trading on the Stock Exchange subject to the following conditions:

(a)

The number of Exercise Shares that may be offered on any trading day on the Stock Exchange shall be the daily average of trading on the Stock Exchange of shares of the same class as the Exercise Shares, over the period of eight weeks prior to the date of the offer.

(b)

The rate of Exercise Shares offered out of the issued and paid-up capital of the Company for the date of offer is one percent of the issued and paid-up capital of the Company during each quarter. For the purposes of this paragraph, “issued and paid-up capital” shall mean: “with the exception of shares flowing from the exercise or conversion of convertible securities issued up to the date of offer and not yet exercised or converted”.

The above obstruction arrangements shall also apply to securities purchased during the Period or Additional Periods as aforesaid, other than under a prospectus or during the ordinary course of trading on the Stock Exchange, from the Offerees.

16.3

The Company intends to file a notice of registration (Form F-3) to the Securities and Exchange Commission in order to allow resale of the Exercise Shares allotted to the Offerees in accordance with the provisions of the Securities Act of 1933.

17.	Reasons Given by Audit Committee and Board of Directors for Approval of the Private Offer

The Private Offer made to Offerees constitutes remuneration for the contribution of the Offerees to the Company and an incentive to Offerees to continue to contribute to the development and promotion of the Company’s business for the long term.

18.	The Directors who took part in Approval of the Private Offer

The directors who took part in approval of the Offer in the Audit Committee are Alex Tal, Tammy Gotlieb (outside director) and Amiram Dagan (outside director).

The directors who took part in approval of the Offer on the board of directors are Rafael Aravot, Ahinoam Kra-Oz, Haim Schliefer, Gideon Missulawin, Menachem Zenziper, Arie Kraus, Alex Tal, Tammy Gotlieb (outside director) and Amiram Dagan (outside director).

19.	Date of Allotment of the Option Warrants

Subject to the approval of the Tel-Aviv Stock Exchange to the registration of the Exercise Shares for trading, the Company shall grant the Trustee the Option Warrants for the Offerees soon after receipt of the consent of the general meeting of shareholders of the Company to the Directors’ Plan and the Employees’ Plan and after approval of the Plans by the Assessment Clerk under section 102 of the Income Tax Ordinance.

20.	Taxation
The Company intends to act so as the provisions of section 102 of the Income Tax Ordinance apply to the Directors’ Plan. The Option Warrants to be allotted for the Offerees to whom the provisions of section 102 of the Income Tax Ordinance may apply shall be held by the Trustee and the obstruction provisions under section 102 and the rules made thereunder shall apply to them and to the shares stemming from exercise of them.

The Offerees shall, each pro rata, bear all tax obligations applying to them, if any, due to the allotment and/or exercise of the Option Warrants and/or to the effecting of transactions in the Option Warrants and/or the Exercise Shares.

B.	Execution of Indemnification and Release agreements

1.	Introduction

On November 11, 2002, the board of directors of the Company resolved, after receiving the approval of the Audit Committee, to approve the execution of indemnification and release agreements to directors and officers of the Company (the “recipients of the indemnification” or the “recipients of the release”, as the case may be).

2.	Holders of Control with a Personal Interest in the Transaction and the Substance of Such Interest

Messrs. Rafael Aravot, Ahinoam Kra-Oz, Haim Schliefer, Gideon Missulawin, Menachem Zenziper, and Arie Kraus have personal interest in the transaction, as each of them is a member of the recipients of the indemnifications and recipients of the release.

3.	Directors with Personal Interest and the Substance of Such Interest

All the members of the Company’s board of directors i.e. Rafael Aravot, Ahinoam Kra-Oz, Haim Schliefer, Gideon Missulawin, Menachem Zenziper, Arie Kraus, Alex Tal, Tammy Gotlieb and Amiram Dagan have personal interest in the transaction, as each of them is a member of the recipients of the indemnifications and recipients of the release.

4.	Reasons Given by Audit Committee and Board of Directors for Approval of the Transaction

The Company wishes to deepen the involvement and contribution of its officers, in the business and management areas. For that purpose, the audit committee and the board of directors decided to approve the grant and execution of the indemnification and release agreements’ in order to ensure a safe business environment to such officers, as operating in their positions in good faith.

5.	Directors who took part in Deliberations of the Audit Committee and the Board of Directors regarding Approval of the Transaction

All the members of the audit committee (i.e. Tami Gotlieb, Amiram Dagan and Alex Tal) and all the members of the board of directors took part in the deliberations of the audit committee regarding the approval of the transaction.

6.	Details of Transactions similar to or in the same class as the Transaction – are there any?

N.A.

7.	The Indemnification agreements

7.1

Under the proposed indemnification agreements, the Company shall irrevocably undertake to indemnify each of the recipients of the indemnity against any debt or expense as detailed in paragraphs (a) and (b) below, that was imposed upon him or her due to an action, or an omission, done in the course of their duties as an officer of the Company or as due to an act done in the course of acting or by virtue of a transaction with another corporation to which he was appointed as a result of being an officer of the Company:

	(a)	A financial obligation that was imposed in favor of another person according to a court judgment, including a compromise judgment or an arbitrator’s decision that was approved by a court.

(b)

Reasonable litigation expenses, including attorney’s fees, that the officer or director incurred or was required to pay by a court in a proceeding that was lodged against him by the Company or in its name or by another person or in a criminal proceeding in which he was acquitted or in a criminal proceedings in which he was convicted of an offense that does not require proof of criminal intention.

7.2	Without derogation from the above, our indemnification obligation will not apply to any debt or expense that was imposed on a director or officer for any of the following:

(a)

Breach of the duty of loyalty, except for the breach of loyalty in circumstances in which the officer acted in good faith and had a reasonable basis to assume that the action would not harm the Company.

	(b)	Breach of the duty to act cautiously, which breach was committed intentionally or rashly.

	(c)	An action with intent to derive unlawful personal gain.

7.3

The indemnification obligation, according to the indemnification agreement will be limited to the indemnification for any debt or expense incurred to the recipient of indemnification with relation to the procedures filed against him or her as a result of any of the following events, directly or indirectly:

(a)

An action taken by the recipient of indemnification or by the Company related to the Company’s contracts dealing with purchasing or selling assets, receiving or granting rights in any assets and/or receiving or granting any services;

For this matter – “an action related to the Company’s contracts” – including a breach of a contract and negotiations towards entering a contract.

	(b)	An action taken by the recipient of indemnification with respect to his duties on behalf of the Company, which might be considered a tort against any person.

		(c)	A breach by the director or officer of the duties that apply to the Company or other related companies, in connection with the Company being a publicly traded company.

(d)

A breach by the recipient of the indemnity or by others of the duties that apply to the Company or corporations in which the Company holds securities (the “Corporations”), in connection with the Corporations’ being publicly traded companies;

		(e)	A breach by the recipient of indemnification of the duties that apply to the Company or the Corporations with respect to its filing a prospectus or a report with a regulatory agency.

		(f)	An approval by the recipient of indemnification of transactions specified in Chapter 5 of Section 6 of the Companies Law.

		(g)	An action taken by the recipient of indemnification or by the Company, related to the investment of funds by the Company in any manner.

For this purpose, “an action related to the investment of funds by the Company” – including locating investment opportunities, analyzing investment offers, holding negotiations before making investments, actions relating to financing of investments, feasibility studies in respect of investments and/or exercise or non-exercise of the investment.

	7.4	The sum of the indemnification for all recipients of the indemnification in the aggregate, for one set of events will not exceed the NIS equivalent of Four Million US Dollars (US $ 4,000,000).

7.5

The Company’s obligation for indemnification, shall apply to all actions taken by a recipient of the indemnity as an officer of the Company beginning on the date of his or her appointment as an officer of the Company and until the date on which he no longer acts as an officer of the Company.

8.	The Release Agreements

8.1

According to the release agreements, the Company will release each of its recipients of release, in accordance with Section 259 to the Companies Law, from liability for any damage caused to the Company as a result of a breach of the duty of care.

	8.2	The release will not apply to the liability of the recipient of release for damages caused to the Company as a result of:

		(a)	A breach of duty of loyalty, except for a breach of loyalty in circumstances in which the officer acted in good faith and had a reasonable basis to assume that the action would not harm the Company.

(b) A breach of the duty to of care, committed intentionally or rashly.

(c) An action with the intent to derive unlawful personal gain.

	8.3	The release will apply to any actions taken by a recipient of release as an officer of the Company, starting on the date of his or her appointment and until the end of their term in office.

C.	General

1.	Convening of General Meeting

1.1

The General Meeting of the Company’s shareholders, on the agenda of which shall be the approval of the private offer to directors and the stock option plans for employees and the approval of the indemnification and release agreements, shall be convened at the Daniel Hotel, 60 Ramat Yam Street, Herzliya Pituach, on 17 December 2002 at 10:00 am.

1.2

The majority required at the general meeting for approval of the Private Offer and delivery of the Indemnification and Release agreements shall be an ordinary majority of the shareholders taking part in the vote, provided that one of the following exists:

(1)

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, provided that at least one third of the non-interested shareholders with respect to each proposal represented and voting at the Meeting are included in the majority (excluding the votes of the abstaining shareholders); or

(2) The total shareholdings of the non-interested shareholders who vote against the proposal do not represent more than 1% of the voting rights in our Company.

1.3

Those who are entitled to take part and vote at the general meeting of the Company or at an adjourned meeting shall be shareholders of the Company registered in the register of members of the Company at the end of the business day of 8 November 2002 (hereinafter: the “Date of Determination”), present at the meeting in person or by agent or proxy, in accordance with the provisions of the articles of association of the Company.

1.4

It is possible to examine the complete text of the proposals on the agenda of the Meeting as well as the immediate disclosure, upon prior coordination with the Company’s Secretary, in the Company’s offices, Sunday through Thursday between 9:00 and 17:00.

2.	Powers of the Securities Authority

2.1

The date of convening of the general meeting of the Company as set out above might be postponed at the instruction of the Securities Authority or at the instruction of such employee of the Securities Authority authorized by it for such purpose (the “Authority”) under section 17 of the Private Offer Regulations and/or under section 10 of the Control Holders Regulations, as follows:

2.2

Within twenty one days of the date of filing of this report, the Authority may instruct the Company to give details, information and documents regarding the Private Offer under this report within such time as it may prescribe, and may instruct the Company to amend the report in such manner and within such time as may be prescribed.

2.3

Where an instruction to amend the report is given as aforesaid, the Authority may instruct the adjournment of the general meeting to another date which shall fall no earlier than three business days and no later than twenty-one business days after the date of publication of the amendment to the report.

2.4

The Company shall file an amendment in accordance with such instructions in the manner set out in clause 2(a)(1) of the Holders of Control Regulations and/or clause 3(a)(1) of the Private Offer Regulations, shall send it to those shareholders to whom the report was sent and shall publish a notice setting out the date of the general meeting, the fact that an amendment was made to the report at the instruction of the Securities Authority, and the main points of the amendment, unless the Securities Authority otherwise instructs.

	2.5	Where an instruction is given regarding adjournment of the date of convening of the general meeting, the Company shall give notice by immediate report of such instruction.

3.	Company Representative Responsible for Immediate Report

Ophra Levy-Mildworth, Adv. 13 Hamelacha Street, Rosh Ha’ayin Tel: 9004113 - 03 Fax: 9030994 - 03

RoboGroup T.E.K Ltd.

Name and position of signatory for the Company: Ophra Levy-Mildworth, Company’s Secratery
Date of Execution: December 12, 2002